U. S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 10-SB

      GENERAL FORM FOR REGISTRATION OF SECURITIES OF SMALL BUSINESS ISSUERS
       UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934.

                                  CRT CORPORATION
                  (Name of Small Business Issuer in its charter)

              Nevada                                  95.4643533
   (State or other jurisdiction of        (I.R.S. Employer Identification No.)
    incorporation or organization)

    8635 W. Sahara Avenue, Suite 433, Las Vegas, Nevada                89119
         (Address of principal executive offices)                    (Zip Code)

                   Issuer's telephone number:  (702) 940-0086

         Securities to be registered pursuant to Section 12(b) of the Act:

    Title of each class                        Name of each exchange on which
    to be so registered                        each class is to be registered

            None

            None

         Securities to be registered pursuant to Section 12(g) of the Act:

                                   Common Stock
                                  (Title of Class)

                                        None
                                   (Title of Class)

                               TABLE OF CONTENTS

PART I                                                               PAGE

     ITEM 1  BUSINESS                                                   3

     ITEM 2  PROPERTIES                                                 3

     ITEM 3  LEGAL PROCEEDINGS                                          3

     ITEM 4  SUBMISSION OF MATTERS TO VOTE OF SECURITY HOLDERS          3

PART II

     ITEM 5  MARKET FOR REGISTRANT'S COMMON EQUITY
             AND RELATED STOCKHOLDER MATTERS                            4

     ITEM 6  SELECTED FINANCIAL DATA                                    5

     ITEM 7  MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS              6

     ITEM 8  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA                7

     ITEM 9  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS
             ON ACCOUNTING AND FINANCIAL DISCLOSURE                     7

PART III

     ITEM 10  DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT        7

     ITEM 11  EXECUTIVE COMPENSATION                                    8

     ITEM 12  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
              OWNERS AND MANAGEMENT                                     8

     ITEM 13  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS            9

PART IV

     ITEM 14  EXHIBITS, FINANCIAL STATEMENTS SCHEDULES,
              AND REPORTS ON FORM 8-K                                   9

SIGNATURES                                                             10

ITEM 1.  BUSINESS.

Introduction.

CRT Corporation is currently in the process of researching and evaluating candidates for acquisition. Management feels that the acquisition of a profitable, growing business will positively affect CRT's financial position and provide increased value to shareholders. Management has developed a list of qualifying criteria for candidate evaluation. That list includes, but is not limited to, imperatives such as, profitability, defensible market position, and a sustainable business plan. CRT management has qualified several companies and feels confident that the Company will find a suitable candidate by midyear 2002.

History of the Business.

CRT Corporation operated in the food services industry until late 1997, at which time a new Board of Directors took over and changed the Company's operations. Shareholders filed suit against the new Board and the Company. After several court proceedings the courts in California and Nevada found for the original Board and several of the original shareholders. The shareholders obtained a judgment against CRT and the new Board of Directors. The Company has reached a settlement with the shareholders involved in the lawsuit and is waiting finalization of the settlement agreement.

Current Operations.

The Company is currently not maintaining active operations but is actively considering candidates for acquisition.

ITEM 2.  PROPERTIES.

Corporate Headquarters   8635 W. Sahara Ave. Suite 433, Las Vegas, Nev. 89119

ITEM 3.  LEGAL PROCEEDINGS.

CRT Corporation was one of seven defendants in a lawsuit in which judgment was rendered against the defendants in the amount of $10,036,701.00. CRT made an offer to settle their portion of the claim, which was accepted by the Plaintiffs. The Company is waiting for the final documentation memorializing the settlement agreement following which a satisfaction of judgment will be filed with the Court.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

No matters were submitted to a vote of the Company's stockholders during the fourth quarter of the fiscal year covered by this report.

PART II.

ITEM 5.  MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

(a) Market Information

The Common Stock was traded on the Over the Counter Bulletin Board (OTC:BB) under the symbol "CRTP" until 1998. The stock stopped trading that that year due to managements inability to maintain current reporting and listing requirements. Currently, the stock is not trading.

For the Fiscal Year Ended December 31, Per Share Common Stock Bid
Prices by Quarter

                               2001                               2000

                         High        Low                   High         Low

1st Quarter 3-31         0.00        0.00                  0.00        0.00
2nd Quarter 6-30         0.00        0.00                  0.00        0.00
3rd Quarter 9-30         0.00        0.00                  0.00        0.00
4th Quarter 12-31        0.00        0.00                  0.00        0.00

(b) Holders of Common Equity

As of January 23, 2002 there were 161 shareholders of record of the Company's Common Stock.

(c) Dividends

The Company has not declared or paid a cash dividend to stockholders since it became a "C" corporation. The Board of Directors intends to retain any earnings to finance Company operations and does not expect to authorize cash dividends in the foreseeable future. Any payment of cash dividends in the future will depend upon the Company's earnings, capital requirements, and other factors.

ITEM 6.  SELECTED FINANCIAL DATA.

The selected financial data for the years ended December 31, 2001, 2000, 1999, 1998, and 1997, are derived from the audited financial statements of the Company and should be read in conjunction with the audited financial statements included herein.

STATEMENT OF OPERATIONS DATA:
(IN THOUSDANDS)                                YEAR END DECEMBER 31
                                   2001       2000      1999     1998     1997

Revenues                              0          0         0      308        0
Cost of Revenues                      0          0         0      176        0
Gross profit  (loss)                  0          0         0      132        0
General, Sales & dist. exp.           0          0         0      242        0
Amort. & Deprec. Exp                  0          0         0       16        0
Net operating income (loss)           0          0         0     (127)       0
Net Other income and expense          0          0         0       34        0
Net income (loss)                     0          0         0      (92)       0
Net income (loss) per common share    0          0         0     (.02)       0
Weighted average shares outstanding 7,361      7,361     6,856  5,695    4,860

BALANCE SHEET DATA:                             YEAR END DECEMBER 31
 (IN THOUSANDS)
                                   2001       2000      1999     1998     1997

Current assets                       10          0         0    2,180       10
Fixed assets                          0          0         0      399        5
Total assets                         10          0         0    6,131       15
Current liabilities                   0          0         0    1,085        0
Long-term debt                        0          0         0      538        0
Shareholders' equity (deficiency)    10          0         0    4,508       15

The Company has not paid dividends in any of the periods presented.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

The following discussion should be read in conjunction with the financial statements of the Company and notes thereto contained elsewhere in this report.

Results of Operations

                                                     Twelve Months Ended
                                                 December 31      December 31
                                                     2001            2000

Net Sales                                                  0                0
Operating Income                                           0                0

Comparison of Year to Year

Annual 2001 Compared To Annual 2000

The Company did not maintain active operations years 2000 and 2001. There were no revenues for these years.

Net Operating Loss Carry forwards.

For the year ended December 31, 2001, the Company had net operating loss carry forwards for federal and state purposes of approximately $234.

Forward Looking Statements.

The foregoing Management's Discussion and Analysis contains "forward looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended, and as contemplated under the Private Securities Litigation Reform Act of 1995, including statements regarding, among other items, the Company's business strategies, continued growth in the Company's markets, projections, and anticipated trends in the Company's business and the industry in which it operates. The words "believe," "expect," "anticipate," "intends," "forecast," "project," and similar expressions identify forward-looking statements. These forward-looking statements are based largely on the Company's expectations and are subject to a number of risks and uncertainties, certain of which are beyond the Company's control. The Company cautions that these statements are further qualified by important factors that could cause actual results to differ materially from those in the forward looking statements, including, among others, the following: reduced or lack of increase in demand for the Company's products, competitive pricing pressures, changes in the market price of ingredients used in the Company's products and the level of expenses incurred in the Company's operations. In light of these risks and uncertainties, there can be no assurance that the forward-looking information contained herein will in fact transpire or prove to be accurate. The Company disclaims any intent or obligation to update "forward looking statements".

ITEM 8.  FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

Information with respect to this Item is set forth in "Index to Financial Statements."

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

In December 2001, the Company engaged the services of Henry Schiffer
C.P.A., a P.C., of Beverly Hills, CA to provide an audit of the Company's financial statements for the years ended December 31, 2000 and December 31, 2001 respectively. The Company and the Company's current accountant had no disagreements during the year ended December
31, 2000, the year ended December 31, 2001, or any prior or current periods.

PART III.

ITEM 10.  DIRECTOR AND EXECUTIVE OFFICER OF THE COMPANY.

The director and executive officer of the Company as of December 31, 2001 are as follows:

Name                             Age                          Position

Matt Sebal                        32                President, and Director
Wade Whitely                      37                CEO, Secretary and Director

Each member of the Board of Directors of the Company is elected for a one-year term and until his or her successor is elected and qualified.

Matt Sebal

Mr. Sebal, age 32, was appointed President and Director of the Company
in June 13, 2002.   Prior to that date Mr. Sebal served as President
and Chairman of Return Assured Incorporated from June 2000. Return Assured created and marketed products that built trust in e-retail transactions.

From January 1999 to May 2000 he was Principal in IBM's e-business Services Group for British Columbia, Canada. From 1997 to 1998, Mr. Sebal was Director of Business Development for Communicate.com. From 1995 to 1997, he was Senior Strategist for Emerge Online, Inc. From 1990 to 1995, he was President of Sebal Enterprises, an import-export business.

Mr. Sebal is also a Director of Mindfuleye Systems Inc.. Mindfuleye developed and markets Lexant, a new class of artificial intelligence technology that can read and understand written material as it appears on the Internet.

Wade Whitely

Mr. Whiltly, 37, was appointed CEO, Secretary and Director of the Company June 13, 2002. Prior to that date Mr. Whiltey was the Executive Vice-President eCommerce Division, of Internet Business's International. Prior to that was self-employed for five years as a marketing and design consultant for several mortgage companies, including Marina Mortgage Corp., Ocwen Mortgage Inc., Community Mortgage Corp. and Western Thrift & Loan. For approximately 2 and one-half years prior to that, he was employed as an acting manager of Northwest Mortgage Corp. Mr. Whitely has also recently designed and implemented e-commerce for Sunglass Central, Optical Brigade, Net2 Loan, and Site- Creator. Mr. Whitely earned his Bachelor of Science degree in finance from Memphis State University.

ITEM 11.  EXECUTIVE COMPENSATION.



                                          Summary Compensation Table

                           Annual compensation                      Long-term Compensation
                                                                 Awards           Payouts
Name and                                 Other           Restricted   Securities
principal                                annual             stock     underlying      LTIP    All other
position       Year     Salary   Bonus   compensation     award(s)    options/SARs    payouts compensation
                          (1)
                          ($)     ($)       ($)             ($)           (#)           ($)       ($)

Matt Sebal     2002     $ 5,000    0         0               0             0             0         0
President

Wade Whitely   2002     $ 5,000    0         0               0             0             0         0
CEO,
Secretary



(a) The corporate officers were compensated as follows

(1)  Each officer is currently compensated at the rate of $5,000 per month.

ITEM 12.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

The following table sets forth information regarding the beneficial ownership of shares of the Company's common stock as of December 31, 2001; 7,360,884 shares were issued and outstanding, of which 6,312,124 shares are restricted by (i) all stockholders known to the Company to be beneficial owners of more than 5% of the outstanding Common Stock; (ii) each director; and (iii) all directors and executive officers of the Company individually and as a group (each person has sole voting power and sole dispositive power as to all of the shares shown as beneficially owned by them):

Title of         Name and Address                  Amount of       Percent of
Class            of Beneficial Owner               Beneficial         Class
                                                   Ownership

Common Stock     Reda Family Trust                 1,577,500          21.1%
                 3338 Punta Alta, #1E
                 Laguna Hills, CA 92653

Common Stock     Michael S. Cherry                 1,843,819          25.07%
                 5 Washburn Terrace, #1,
                 Brookline, MA 02446

ITEM 13.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Not Applicable.

PART IV.

ITEM 14.  EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) Index to Financial Statements and Schedules                        Page

    Report of Independent Accountant                                    F-1

    Financial Statement Index                                           F-2

    Balance Sheets of the Company as
    Of December 31, 2001and December 31, 2000                           F-3

    Statements of Operations for the year ended December 31, 2001
    and December 31, 2000                                               F-4

    Statement of Shareholders' Equity (Deficiency) for the year
    ended December 31, 2001amd December 31, 2000                        F-5

    Statements of Cash Flows for the year ended December 31, 2001,
    the year ended December 31, 2000                                    F-6

    Notes to Financial Statements                                       F-7

(b) Reports on Form 8-K

There are no reports on Form 8-K filed during the last quarter of the fiscal year covered by this report.

(c) Exhibits included or incorporated by reference herein: See Exhibit Index

                                     SIGNATURES

     Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            CRT CORPORATION



Dated: June 17, 2002                        By: /s/ Matt Sebal
                                            Matt Sebal
                                            President

     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the date indicated.



                     REPORT OF INDEPENDENT ACCOUNTANT


May 21, 2002

CRT Corporation
8635 W. Sahara Avenue, Suite 433
Las Vegas, NV, 89119


To the Board of Directors and Stockholders of CRT Corporation:

In our opinion, the accompanying consolidated balance sheets and the related statements of income, cash flows and changes in shareholders' equity, present fairly, in all material respects, the financial position of the Company at December 31, 2001 and 2000, and the results of the operations and cash flows for each of the two years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principals used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


/s/Henry Schiffer, C.P.A.
Beverly Hills, CA

May 21, 2002


                                CRT Corporation

                             Financial Statements
                              December 31, 2001

ACCOUNTANT'S REPORT

Financial Statements
     Balance Sheet as of December 31, 2001 and 2000                     1

Statement of Operations
     For the twelve months ended December 31, 2001 and 2000             2

Statement of Shareholders' Equity
     For the twelve months ended December 31, 2001and 2000              3

Statement of Cash Flows
     For the twelve months ended December 31, 2001and 2000              4

Notes to the Financial Statements                                       5

The accompanying notes are an integral part of these financial statements

                                CRT CORPORATION
                                 BALANCE SHEET
                         DECEMBER 31, 2001 AND 2000
                                   AUDITED

                                                           December 31
                                                     2001              2000
                                    ASSETS

CURRENT ASSETS
Cash and cash equivalents                            $  9,766        $  7,127
  Total current assets                               $  9,766        $  7,127

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
  Total liabilities                                  $       0       $       0

SHAREHOLDERS' EQUITY
Common shares, $.001 per value, 25,000,000 shares        7,361           7,361
 Authorized, and 7,360,884 shares outstanding

Paid-in capital                                           2,873              0
Accumulated deficit since December 31, 2000 in             (468)          (234)
 connection with quasi reorganization
  Total shareholders' equity                              9,766          7,127

The accompanying notes are an integral part of these financial statements

                                 CRT CORPORATION
                             STATEMENT OF OPERATIONS
             FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001 AND 2000
                                     AUDITED

                                                             2001        2000

REVENUES:
Total Revenues                                              $     0     $    0

OPERATING COSTS AND EXPENSES:
General and administrative expenses                             234        234
Total operating expenses                                        234        234
  Loss from operations                                          234        234

TOTAL NET LOSS:                                                 234        234

BASIC AND DILUTIVE LOSS PER SHARE                                 0          0
SHARES USED IN COMPUTING BASIC AND
DILUTIVE NET LOSS PER COMMON SHARE 7,360,884

The accompanying notes are an integral part of these financial statements

                                  CRT CORPORATION
                        STATEMENTS OF SHAREHOLDERS' EQUITY
            FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2001 AND 2000
                                    AUDITED


                                                                                                Total
                             Common Shares             Paid-in        Accumulated           Shareholders'
                          Shares       Amount          Capital          Deficit                Equity
Balance March 31, 1998    $5,695,228   $5,695         $4,946,506      $(443,714)            $4,508,487

Common Shares issued
 in connection with
 acquisitions              1,665,656    1,666                                                    1,666

Balance December 31 1998   7,360,884    7,361         4,946,506       (443,714)              4,510,153
 and 1999

Revaluation of assets
 resulting from
 quasi reorganization                                (4,943,867)       443,714              (4,500,153)

Balance December 31 2000   7,360,884    7,361             2,639                                 10,000

Net loss                                                                  (234)                   (234)

Balance December 31 2001   7,360,884    7,361             2,171           (468)                  9,766

Net loss                                                                  (468)                  (468)


The accompanying notes are an integral part of these financial statements

                                    CRT CORPORATION
                                STATEMENT OF CASH FLOWS
                                       AUDITED

                                                   For the Twelve Months Ended
                                                           December 31
                                                    2001               2000

OPERATING ACTIVITIES
Net loss                                              (234)              (234)
Net cash provided by operating activities             (234)              (234)

INVESTING ACTIVITIES
Net cash used in investing activities                    0                  0

FINANCING ACTIVITIES
Net cash provided by financing activities                0                  0

Net increase (decrease) in cash and cash equivalents  (234)              (234)

Cash and cash equivalents:
Beginning of period                                 10,000                236
End of period                                        9,766                 (2)

The accompanying notes are an integral part of these financial statements

                                  CRT CORPORATION
                          NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 2001

Note 1  Summary of significant Accounting Policies

        This summary of significant accounting policies of CRT Corporation (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management, which is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

        (a)  Organization and Business Activities
             CRT Corporation was incorporated under the laws of the State of Nevada on September 30, 1996. The main business activity of "The Company " is a management and investment holding company for the subsidiaries indicated in Note 2.

        (b)  Annual Year

             The Company operates on a December 31st annual year end.

        (c)  Basis of Operation

             The Company prepares its financial statements and federal income taxes on the accrual basis of accounting.

        (d)  Subsequent Events

             Legal Proceedings

             CRT Corporation was one of seven defendants in a lawsuit in that judgment was rendered against the defendants in the amount of $10,036,701.00. CRT made an offer to settle their portion of the claim, which was accepted by the Plaintiffs.

             The final agreement is being drafted at this time, and waiting for signature of the Plaintiffs there fore was not included in the financial report, at which time a full release of CRT will be filed with the Court.

The accompanying notes are an integral part of these financial statements